SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CHAD THERAPEUTICS, INC.
(Name of Subject Company)

CHAD THERAPEUTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

157228107
(CUSIP Number of Class of Securities)

Thomas E. Jones
President and Chief Executive Officer
Chad Therapeutics, Inc.
21622 Plummer Street
Chatsworth, California 91311
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With Copies To:

Hillel T. Cohn, Esq.
Squire, Sanders & Dempsey, LLP
801 S. Figueroa Street, 14th Floor
Los Angeles, California 90017-5554

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates is Chad Therapeutics, Inc., a California corporation (the “Company”). The address of the principal executive offices of the Company is 21622 Plummer Street, Chatsworth, California 91311. The telephone number of the Company at its principal executive offices is (818) 882-0883.

     The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $.01 per share (the “Shares”). As of July 15, 2002, there were 10,068,032 Shares outstanding.

ITEM 2. Identity and Background of Filing Person.

     The Company is the filing person. The name, business address and telephone number of the Company are set forth in Item 1 above.

     This Statement relates to that certain tender offer (the “Offer”) by Everest Management, LLC (the “Purchaser”) to purchase 201,260 Shares at a purchase price of $3.00 in cash per share, upon the terms and subject to the conditions set forth in the Offer. The Offer appears to have commenced on or about July 22, 2002, but neither a copy of the Offer nor any information or notice regarding the Offer was furnished to the Company by the Purchaser. The Company first received a copy of the Offer on August 13, 2002. As of the date of this Statement, to the best of the Company’s knowledge, no filings with the Securities and Exchange Commission have been made by the Purchaser with respect to the Offer.

     As set forth in the Offer, Purchaser’s business address is 199 South Los Robles Ave., Suite 440, Pasadena, California 91101, and Purchaser’s business telephone number is (800) 611-4613.

     All information contained or incorporated by reference in this Statement concerning Purchaser was obtained from the Offer described above. The Company assumes no responsibility for that information.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

     There exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates; or (2) Purchaser or its executive officers, directors or affiliates.

ITEM 4. The Solicitation or Recommendation.

     The Company is recommending to its shareholders that they reject the Offer. The Company’s reasons for its recommendation are set forth on Exhibit 1 to this Statement, which is incorporated herein by reference. To the knowledge of the Company after reasonable inquiry, no executive officer, director or affiliate of the Company currently intends to tender Shares pursuant to the Offer.

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

     The Company has retained Morrow & Co. (“Morrow”) to provide certain assistance in connection with the Company’s response to the Offer and in connection with the solicitation of shareholders with respect to the election of directors at the Company’s Annual Meeting of Shareholders to be held on September 11, 2002. In connection with such activities, Morrow will be employing approximately 25

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persons and will receive $30,000 in base compensation for its services and reimbursement of out-of-pocket expenses. The Company has agreed to indemnify Morrow against certain liabilities arising out of or in connection with the engagement.

     Except as set forth above, the Company has not directly or indirectly employed, retained or agreed to compensate in any way any person to make any solicitation or recommendation in connection with the Offer.

ITEM 6. Interest in Securities of the Subject Company.

     During the past 60 days, the following executive officers and/or directors of the Company have engaged in the following transactions in the Shares:

	Date of	Nature of	Number of
Name	Transaction	Transaction	Shares	Purchase Price

Philip Wolfstein	June 26, 2002	Sale	10,000	$3.00	(1)
Thomas E. Jones	June 26, 2002	Purchase	10,000	$3.00	(1)
	June 30, 2002	Purchase	336	$2.61
	August 12, 2002	Purchase	5,000	$3.00	(2)
	August 13, 2002	Purchase	15,000	$3.06	(2)
Earl L. Yager	June 30, 2002	Purchase	949	$2.61
	July 31, 2002	Purchase	975	$2.54
	August 9, 2002	Purchase	2,000	$2.65	(2)
Kevin McCulloh	June 30, 2002	Purchase	623	$2.61
	July 31, 2002	Purchase	641	$2.54
Alfonso Del Toro	June 30, 2002	Purchase	468	$2.61
	July 31, 2002	Purchase	481	$2.54
Erika Laskey	June 30, 2002	Purchase	216	$2.61
	July 31, 2002	Purchase	1,385	$2.54

     Footnotes to the Table:

Except as described in the two footnotes below, all of the above purchases were made pursuant to the Company’s 401(k) Retirement Plan.

(1) Pursuant to a privately negotiated transaction, Mr. Wolfstein sold 10,000 Shares to Mr. Jones on June 26, 2002.

(2) The purchases by Mr. Jones on August 12, 2002 and August 13, 2002, and by Mr. Yager on August 9, 2002, were open market purchases.

     Except as set forth above, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company, and no options to purchase Shares have been granted or exercised during the past 60 days.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

     The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

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     Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. Additional Information.

     None.

ITEM 9. Exhibits.

     Attached as Exhibit 1 is a letter to the shareholders of the Company, dated August 22, 2002, containing the recommendation of the Company with respect to the Offer.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CHAD THERAPEUTICS, INC.

By:	/s/ THOMAS E. JONES

Name:	Thomas E. Jones
Title:	President and Chief Executive Officer

Dated: August 22, 2002

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